Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

OVERVIEW	12
INTRODUCTION	12
OPERATING PROFILE	12
PERFORMANCE MEASUREMENTS	13
SUMMARY OF FINANCIAL POSITION AND OPERATING RESULTS	14
OPERATIONS REVIEW	16
REAL ESTATE	16
Commercial Properties	17
Residential Properties	20
Income Producing Land	21
Development Properties	22
Real Estate Services	25
POWER GENERATING OPERATIONS	26
FUNDS MANAGEMENT	31
INVESTMENTS	35
Real Estate	36
Resources	36
Business Services	38
CAPITAL RESOURCES AND LIQUIDITY	38
CASH AND FINANCIAL ASSETS	39
CAPITALIZATION	39
LIABILITIES	40
SHAREHOLDERS’ INTERESTS	43
FINANCIAL POLICIES	44
WORKING CAPITAL AND OTHER BALANCES	46
OPERATING RESULTS	47
OPERATING CASH FLOW	47
NET INCOME	48
FREE CASH FLOW	49
QUARTERLY RESULTS	51
BUSINESS ENVIRONMENT AND RISKS	52
OUTLOOK	55

BRASCAN CORPORATION 2003 ANNUAL REPORT   11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

OVERVIEW

INTRODUCTION

The following discussion and analysis is intended to provide readers with an assessment of our performance over the past two years as well as our financial position and future prospects. It should be read in conjunction with our audited consolidated financial statements, which are included on pages 58 through 95 of this report. Much of the discussion of operating performance is based on cash flow because we feel this is the most appropriate measure for assessing the value of our businesses and for benchmarking our performance. Nevertheless, we also provide a full reconciliation to net income and an assessment of our performance on that basis as well.

The cash flow and valuation information which follows is based on estimates which, while they are not audited, we believe are appropriate. The nature and form of the information presented is intended to enable shareholders, investors and analysts to conduct their own assessment of Brascan’s performance and underlying value, utilizing their own valuation metrics.

Our functional currency is the United States dollar (“U.S. dollar”), because most of our revenues are denominated in that currency and a significant portion of our operations is based in the U.S. or otherwise denominated primarily in that currency. Accordingly, our financial results and the information throughout this report are reported in U.S. dollars unless otherwise stated.

Additional information, including the company’s Annual Information Form, is available on the company’s web site at www.brascancorp.com or on SEDAR’s web site at www.sedar.com. For additional information on each of the five most recently completed financial years, please refer to the table included on page 98 of this report.

OPERATING PROFILE

Brascan is an asset management company, with a particular focus on real estate and power generation. The company has direct investments of $16 billion and a further $7 billion of assets under management. These investments include 55 premier office properties and 45 power generating plants. Brascan’s market capitalization exceeds $6.0 billion and our common shares are listed on both the New York and Toronto stock exchanges. Operating cash flows and gains totalled $624 million in 2003 and the underlying value of our assets at year end was $22 billion.

We own and operate our operations directly as well as through partially owned companies, joint venture partnerships and investment funds that are co-owned with institutional and other partners. We currently manage over $7 billion of assets for an expanding group of institutional and retail investors, in addition to our own invested capital. We are continuing to broaden our joint venture and funds management relationships within our core areas of expertise.

We concentrate on businesses that generate sustainable, low-risk, growing streams of cash flow. Relatively low sustaining capital investment is required to maintain these operations, and the values of the assets typically appreciate as the associated cash flow streams grow, rather than depreciate over time as is common with many other types of operating assets.

For reporting purposes, we segregate our assets into operations, investments and working capital balances. Operations include the assets employed in our real estate, power generating and funds management operations,

12   BRASCAN CORPORATION 2003 ANNUAL REPORT

including the assets under development in each of those sectors. These assets represent 73% of total assets on an underlying value basis and generated approximately 85% of operating cash flows during 2003.

Our real estate assets include premier quality office properties, residential home building, development assets, income producing land, and associated services businesses. Our power generating plants are predominantly hydroelectric generating facilities located on North American river systems. The company’s funds management operations consist of bridge loan, mezzanine, restructuring and other alternative investment funds focused within our areas of expertise.

Investments represent assets that do not at this time constitute part of our operations, although they may become so at a later date. Alternatively they may be sold or restructured as opportunities arise, in order to capture appreciation in value.

We finance our operations with diversified sources of capital. Attractive low-risk financial leverage for common shares is obtained through the use of property specific mortgages that have no recourse to Brascan and the issuance of low-rate non-participating equity securities such as preferred shares. At year end, shareholders’ interests totalled $6.4 billion at book value and $12.4 billion based on underlying value.

PERFORMANCE MEASUREMENTS

We focus principally on cash flow as a performance measurement because it is tangible, reflects the value of our assets and is utilized by financial analysts as a key measure in each of our operating sectors. Given that operating cash flow is a non-GAAP measure, we also provide a specific discussion of net income and a reconciliation of the two measures, beginning on page 48.

We also evaluate performance in terms of total return, which we calculate as the increase in underlying value per share together with common share dividends. Each year we determine the value added to the business through our various initiatives. This allows us to demonstrate how the value of our assets appreciate over time.

Finally, while we recognize the value of debt in providing leverage to common share returns, we are committed to maintaining a strong financial position with a prudent amount of leverage to ensure we receive high investment grade ratings.

The following table summarizes our key performance measurements:

	Objective	2003	2002	2001
Operating Measures
Operating cash flow and gains per share
Growth	12% to 15%	35%	16%	20%
Return on equity	20%	18%	16%	13%
Balance Sheet Measures
Underlying value per share
Growth, including dividends	12%	31%	14%	12%
Debt to capitalization
Excluding property specific mortgages	30% to 40%	29%	31%	30%
Corporate borrowings	20% to 30%	20%	20%	17%

BRASCAN CORPORATION 2003 ANNUAL REPORT   13

During 2003, we significantly exceeded the performance targets for growth in cash flow and underlying value, and made additional progress toward our target of a 20% cash return on equity. Operating cash flow increased substantially due to strong performance in a number of areas, and our underlying values benefited from additional value built in each of our operating businesses as well as the significant appreciation in the value of our resource investments. We recognize that it will be difficult to achieve this kind of performance each year, but we believe that our focus on high quality assets with secure and increasing streams of cash flow will enable us to meet our growth and return objectives on a relatively consistent basis over the long term.

SUMMARY OF FINANCIAL POSITION AND OPERATING RESULTS

The following is a summarized statement of underlying values, book values and operating cash flows from our operations over the past three years:

	Underlying		Return on
YEARS ENDED DECEMBER 31	Value [3]		Assets [1]	Book Value		Operating Cash Flow
MILLIONS, EXCEPT PER SHARE AMOUNTS	%	2003	2003	2003	2002	2003	2002	2001 [2]
Assets
Real estate	53%	$11,789	12%	$8,311	$7,912	$941	$805	$806
Power generation	13%	2,990	10%	1,927	1,587	172	153	92
Funds management	7%	1,623	14%	1,215	1,138	166	140	135

	73%	16,402	12%	11,453	10,637	1,279	1,098	1,033
Investments	14%	3,085	8%	2,003	1,464	134	84	80
Cash and financial assets	6%	1,236	7%	1,236	1,050	80	77	85
Accounts receivable and other	7%	1,623	1%	1,623	1,271	9	19	26

	100%	$22,346	9.5%	$16,315	$14,422	$1,502	$1,278	$1,224

Liabilities
Non-recourse borrowings
Property specific mortgages	22%	$4,881	6%	$4,881	$4,992	$300	$297	$303
Other debt of subsidiaries	9%	2,075	5%	2,075	1,867	105	106	128
Corporate borrowings	6%	1,213	6%	1,213	1,035	66	63	61
Accounts and other payables	8%	1,745	6%	1,745	1,262	88	56	51
Shareholders’ interests
Minority interests of others in assets	14%	3,223	20%	1,516	1,456	294	262	252
Preferred equity
– corporate and subsidiaries	8%	1,861	6%	1,861	1,185	83	69	68
Common equity	33%	7,348	18%	3,024	2,625	566	425	361

Total shareholders’ interests	55%	12,432	16%	6,401	5,266	943	756	681

	100%	$22,346	9.5%	$16,315	$14,422	$1,502	$1,278	$1,224

Per common share		$41.45	18%	$17.54	$14.85	$3.21	$2.38	$2.06

1	Operating cash flow as a percentage of average book value

2	Pro forma to give effect to the consolidation of our real estate operations which occurred in December of 2001

3	Underlying value of liabilities represents the cost to retire on maturity

Underlying Value

The underlying value for a Brascan common share was $41.45 at December 31, 2003 compared with $31.60 at the end of 2002, representing an increase in value of 31% including dividend distributions.

14   BRASCAN CORPORATION 2003 ANNUAL REPORT

The following table summarizes the significant contributions to the growth in value during 2003:

MILLIONS, EXCEPT PER SHARE AMOUNTS	Total	Per Share
Underlying value, beginning of year	$5,720	$31.60

Operating cash flow for common equity	566	3.21
Repurchase of common shares	(102)	0.32
Increase in value of operations	380	2.02
Change in market value of resource investments	910	5.03

Increase in underlying value during the year	1,754	10.58
Less: common share dividends paid	(126)	(0.73)

	1,628	9.85

Underlying value, end of year	$7,348	$41.45

The largest contributors to the growth in underlying value were the operating cash flow generated during the year and the increase in value of our resource investments. Increases in the value of our business operations, in particular the expansion of our power generating business and increased returns in our residential property business, added $2.02 per share. In addition, we were able to repurchase 4.6 million common shares during the course of the year at a cost of $102 million, adding $0.32 per share of underlying value.

Financial Profile

Total assets at book value increased to $16.3 billion as at December 31, 2003 from $14.4 billion at the end of the preceding year. The increase was due to a higher level of invested assets, as well as the impact of the higher Canadian dollar on the assets denominated in this currency.

Corporate borrowings increased by approximately $200 million due to net new debt issuances. In addition, shareholders’ interests increased with the issuance of approximately $500 million of additional preferred equity, both directly and through our commercial real estate operations, as well as undistributed earnings during the year.

Operating Results

Operating results for the past three years are summarized as follows:

MILLIONS, EXCEPT PER SHARE AMOUNTS	2003	2002	2001
Operating cash flow and gains
Total [1]	$624	$469	$388
For common equity	566	425	361
Per share	3.21	2.38	2.06
Net income before resource investments	$343	$264	$225
Per share	1.61	1.23	1.12
Net income	$408	$83	$201
Per share	1.98	0.21	0.98

1	Prior to preferred equity distributions

Operating cash flow in 2003, prior to corporate preferred equity distributions, was a record $624 million, an increase of 33% over 2002.

BRASCAN CORPORATION 2003 ANNUAL REPORT   15

Each area of business recorded growth in operating cash flows, most notably the residential home building operations. In addition, Brascan recorded substantial gains on the sale of a partial interest in a commercial property and the successful completion of a major restructuring initiative.

Financing costs remained relatively consistent with prior years. Preferred equity and long-term debt were increased to finance growth initiatives; however this was offset by a lower interest rate environment. Our overall cost of capital declined slightly, to 9.5%.

Net income prior to resource investments increased in line with our operating cash flows. The major differences between these two measures are non-cash items such as depreciation and non-cash taxes.

Net income, including resource investments, increased significantly, reflecting the improved contribution from our resource investments which benefited from improved pricing and the completion of an operational restructuring in the metals business during 2002.

The operating results are discussed in summary form commencing on page 47, and in detail for each segment within the Operations Review which follows.

OPERATIONS REVIEW

REAL ESTATE

Our real estate operations consist of commercial properties, predominantly office properties, residential properties, income producing land, development properties and real estate services activities. We manage approximately 140 million square feet of real estate properties. This includes our own commercial properties and the approximate co-ownership interests of $2.2 billion held by institutional investors. These operations are located predominantly in North America, but also include operations in Brazil.

The composition of the company’s real estate assets and associated operating cash flows at the end of 2003 and 2002 was as follows:

	Underlying	Return on
	Value	Assets [1]	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2003	2002	2003	2002	2001
Commercial properties	$9,149	9.9%	$6,622	$5,960	$621	$622	$642
Residential properties	1,200	18.9%	738	650	131	105	91
Income producing land	205	5.8%	129	78	6	4	5
Development properties	1,019	6.6%	774	1,195	65	—	—
Real estate services	216	46.8%	48	29	18	14	14
Lease termination income and property gains	—	—	—	—	100	60	54

	$11,789	11.6%	$8,311	$7,912	$941	$805	$806

1	As a percentage of average book value

16   BRASCAN CORPORATION 2003 ANNUAL REPORT

Commercial Properties

The composition of the commercial property portfolio owned by the company at the end of 2003 and 2002, together with the associated operating cash flows, was as follows:

	Total
	Leasable	Effective	Return on
	Area	Interest	Assets [1]	Book Value		Operating Cash Flow [2]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2003	2003	2002	2003	2002	2001
	(000 SQ.FT.)	(000 SQ.FT.)
New York, New York	11,262	9,549	9.2%	$3,552	$3,295	$315	$307	$300
World Financial Center	6,214	5,331
One Liberty Plaza	2,214	2,214
245 Park Avenue	1,693	863
300 Madison Avenue	1,141	1,141
Toronto, Ontario	6,884	4,850	8.9%	928	758	75	63	63
BCE Place	3,429	2,616
Exchange Tower	1,393	812
Other	2,062	1,422
Calgary, Alberta	7,454	3,391	11.1%	450	380	46	37	34
Bankers Hall	2,697	1,349
Petro-Canada Centre	1,952	976
Fifth Avenue Place	1,681	841
Other	1,124	225
Boston, Massachusetts	2,163	1,103	9.9%	333	332	33	32	30
53 State Street	1,161	592
75 State Street	1,002	511
Denver, Colorado	3,017	2,811	8.6%	372	374	32	36	35
Minneapolis, Minnesota	3,008	3,008	5.5%	400	393	22	28	29
Other North America	1,851	1,851	21.3%	284	129	44	45	31
Brazil	2,216	2,216	9.3%	303	299	28	25	28

	37,855 [3]	28,779 [3]	9.5%	6,622	5,960	595	573	550
Operating income from properties sold	—	—		—	—	26	49	92

Total	37,855	28,779	11.5%	$6,622	$5,960	$621	$622	$642

Underlying value estimate				$9,149

1	As a percentage of average book value

2	Commercial property revenue less operating costs

3	Excludes development sites

The book value of our portfolio increased during the year with the completion of our 300 Madison Avenue development in New York City, which will be named the PricewaterhouseCoopers Center, and the acquisition of a property in Washington, D.C., offset in part by the sale of a 49% interest in 245 Park Avenue. The sale of 245 Park Avenue in midtown Manhattan, which valued the property at $900 million, generated gross proceeds of $438 million and resulted in a gain of $100 million for the 49% interest. This gain is included in lease termination income and property gains.

BRASCAN CORPORATION 2003 ANNUAL REPORT   17

The underlying value of our commercial properties at year end is based on a 7.4% capitalization rate applied to an estimated annualized 2004 net operating income for the current portfolio, prior to lease termination income and other property gains, which is projected to total $677 million. This represents growth of 13.8% over the $595 million earned in 2003 on current properties owned, a substantial portion of which is due to the addition of the 300 Madison Avenue property in late 2003.

Commercial property operations, prior to lease termination income and property gains, contributed $621 million of operating cash flow in 2003, compared with $622 million in 2002 and $642 million in 2001. Operating income from current properties increased by approximately 4% during each year.

Components of Operating Cash Flow

The components of commercial property operating cash flow were as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002	2001
Operating income from current properties	$595	$573	$550
Operating income from properties sold	26	49	92

	$621	$622	$642

The components of the change in commercial property operating cash flow from year to year are contractual increases in rental rates, lease rollovers, lease-up of vacancies and acquisitions net of dispositions, as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2001 - 2003	2003	2002	2001
Prior year’s net operating income before lease termination income and property gains	$620	$622	$642	$620
Changes due to:
(i) Contractual increases on in-place leases	45	16	16	13
(ii) Rental increases achieved on in-place rents on re-leasing	35	10	8	17
(iii) Lease-up of vacancies	23	3	5	15
(iv) Acquisitions and dispositions, net	(102)	(30)	(49)	(23)

Current year’s net operating income	$621	$621	$622	$642

(i) Contractual increases on in-place leases

During 2003, contractual increases in leases added $16 million to net operating income compared with $16 million in 2002 and $13 million in 2001. Our leases typically have clauses which provide for the collection of rental revenues in amounts that increase every five years. Given the high credit quality of tenants in our buildings, there is generally low-risk of not achieving these increases. It has been our policy to record rental revenues in accordance with the actual payments received under the terms of our leases, which typically increase over time. However, industry standards and accounting practices are moving to straight-line rent recognition commencing in 2004.

(ii) Rental increases achieved on in-place rents on re-leasing

During 2003, higher rental rates on the re-leasing of space in the portfolio contributed $10 million of increased cash flow and $8 million in 2002. At December 31, 2003, average in-place net rent throughout the portfolio was $22 per square foot, up slightly from December 31, 2002, despite challenging leasing environments across North America. The company achieved this increase largely as a result of re-leasing initiatives which were completed at

18   BRASCAN CORPORATION 2003 ANNUAL REPORT

an average rental uplift of $3 per square foot on space leased in 2002 and significant re-leasing initiatives in 2003 at equivalent rental rates. Average market rents remained unchanged overall during 2003 as decreases in New York and Boston were offset by increases in other markets. However, given the low expiry rate of leases in the next two years, any changes in market rents will not have a substantial impact on net operating income in the short-term.

(iii) Lease-up of vacancies

A total of approximately 6.5 million square feet of vacant space was leased in 2003 and 2002, contributing $3 million to net operating income during 2003 and $5 million in 2002. The larger increase in 2001 of $15 million, as well as rental increases of $17 million during that year (see Note (ii) above) was due to the more buoyant leasing environment in that year and major re-leasing completed in New York and Boston.

Our total portfolio occupancy rate at December 31, 2003 declined from 96% to 94%, primarily due to vacancy increases in Denver and Minneapolis. The leasing profiles for 2003 and 2002 are shown in the following table:

	2003		2002
AS AT DECEMBER 31	Leasable	Percentage	Leasable	Percentage
THOUSANDS OF SQUARE FEET	Area	Leased	Area	Leased
New York, New York	11,262	98%	10,113	98%
Toronto, Ontario	6,884	96%	6,883	96%
Calgary, Alberta	7,454	98%	7,570	97%
Boston, Massachusetts	2,163	98%	2,163	97%
Denver, Colorado	3,017	83%	3,017	90%
Minneapolis, Minnesota	3,008	74%	3,008	85%
Other North America	1,851	91%	1,515	97%
Brazil	2,216	93%	2,216	92%

Total [1]	37,855	94%	36,485	96%

1	Excludes development sites

(iv) Acquisitions and dispositions, net

The sale of properties reduced operating cash flow by $30 million in 2003, $49 million in 2002 and $23 million in 2001. We continued our practice of actively managing our portfolio and selling partial interests in mature, well leased properties with the sale of a 49% interest in 245 Park Avenue during 2003, as well as a smaller property in Calgary. We completed the development of 300 Madison Avenue during the last quarter of 2003. This 1.2 million square foot property located in midtown Manhattan is fully leased for 30 years to CIBC World Markets and PricewaterhouseCoopers with a CIBC covenant on 100% of the property, and will begin contributing to rental revenue in 2004. In 2002, we sold partial interests in properties located in Toronto and Calgary, and acquired 1.2 million vacant square feet located in Tower Three of our World Financial Center complex in New York City, which is included as an asset under development pending re-leasing of the property and tenant buildout of premises.

Tenant Relationships and Lease Maturities

An important characteristic of our commercial property portfolio is the strong credit quality of our tenants. Special attention is directed at our tenants’ credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an “A” credit rating. Major tenants with over

BRASCAN CORPORATION 2003 ANNUAL REPORT   19

400,000 square feet of space in the portfolio include Merrill Lynch, RBC Financial Group, CIBC, Petro-Canada, Imperial Oil and J.P. Morgan Chase.

Our strategy is to sign long-term leases with our tenants in order to mitigate risk and reduce overall re-tenanting costs in the portfolio. We typically commence discussions with our tenants regarding their space requirements well in advance of their contractual expiration, and while each market is different, the majority of our leases, when signed, have terms ranging from 10 to 20 years. As a result, the average amount of leasable area in the total portfolio maturing annually is approximately 5%. In New York, leases expiring prior to 2005 were aggressively re-leased in 2000 and 2001. As a result, scheduled maturities during the next two years combined represent less than 4% of our space in this major market.

Residential Properties

Our residential property activities consist primarily of single family home building across North America with a well established niche presence in the mid to upper-end of the home building industry. We are one of the 20 largest home builders in the United States, with a significant base of operations throughout California. We also build residential condominiums in Brazil, and have done so successfully for over 20 years. The composition of our residential property portfolio at December 31, 2003 and 2002, together with associated operating cash flows was as follows:

	Return on Assets [1]	Book Value		Operating Cash Flow [2]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
California	16.0%	$361	$351	$57	$50	$45
Virginia/Ontario/Florida	16.0%	227	174	32	21	21
Alberta/Colorado	33.1%	93	64	26	24	20
Brazil	27.1%	57	61	16	10	5

Total	18.9%	$738	$650	$131	$105	$91

Underlying value estimate		$1,200

1	As a percentage of average book value

2	Revenue less cost of sales

The underlying value of our residential operations of $1.2 billion is based on an eight times multiple applied to normalized operating cash flow of $150 million. The book value of assets employed in our residential property business increased 14% to $738 million in 2003 due to the development of existing land to take advantage of increased market activity.

Operating Cash Flow

Operating cash flow from our residential operations increased to $131 million in 2003, up from $105 million in 2002. This substantial increase reflected both increased selling prices and improved margins. Home sales totalled 2,731 for the year compared with 2,892 in 2002. Lot sales in 2003, excluding the bulk sale of development lots to other builders, totalled 4,355 compared with 5,003 in 2002, as we continue our strategy of monetizing excess lots in this very positive housing environment.

20   BRASCAN CORPORATION 2003 ANNUAL REPORT

Details of the home and lot sales by regional market excluding bulk sales of 4,700 lots are as follows:

YEARS ENDED DECEMBER 31	Home Sales		Lot Sales
UNITS	2003	2002	2003	2002
California	1,023	1,093	1,044	1,420
Virginia	505	461	745	791
Colorado	—	—	448	277
Ontario	318	374	—	94
Alberta	479	382	1,712	1,839
Brazil	406	535	406	535
Florida	—	47	—	47

Total	2,731	2,892	4,355	5,003

Our home building operations generated an average home price in 2003 of $370,000 per unit, an increase of 7% over 2002 levels. The increase in the average home price was due to a higher-end mix of houses sold, and increased pricing on housing sales across virtually all markets in North America.

The following is a breakdown of average prices realized on home sales in the last two years:

	2003			2002
		Average			Average
YEARS ENDED DECEMBER 31	Sales	Price		Sales	Price
	(MILLIONS)	(THOUSANDS)		(MILLIONS)	(THOUSANDS)
California	$588	$575		$624	$544
Virginia	230	456		193	411
Ontario	63	198	[1]	51	136
Alberta	56	116	[1]	38	99
Brazil	74	183	[1]	65	121
Florida	—	—		28	596

Total	$1,011	$370		$999	$345

1	Increases reflect higher value of the domestic currency compared to the U.S. dollar

The backlog of orders for delivery in 2004, as at the date of this report, represents in excess of 50% of expected 2004 closings, higher levels than ever experienced in our operations to date.

Income Producing Land

Income producing land consists of timberlands and agricultural lands, which generate current income as well as having the potential for capital appreciation.

BRASCAN CORPORATION 2003 ANNUAL REPORT   21

The composition of our income producing land at December 31, 2003 and 2002 was as follows:

			Underlying	Return on
			Value	Assets [1]	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)			2003	2003	2003	2002	2003	2002	2001
	# OF ACRES
Timberlands
Owned (direct)	440,000		$125	6.2%	$89	$40	$4	$2	$3
Owned (indirect)	1,003,000	[2]
Managed	1,312,000	[2]
Agricultural lands	135,000		80	5.1%	40	38	2	2	2

Total			$205	5.8%	$129	$78	$6	$4	$5

1	As a percentage of average book value

2	The book value for our 43% share is included as a component of our investment in 43%-owned Nexfor Inc.

The underlying value of our income producing land is based on comparable transactions in the markets where our assets are located.

Timberlands

We own 440,000 acres of timberlands located in Maine, U.S., and in the State of Paraná in Brazil. We also own, through our investment in Nexfor Inc., an indirect 43% interest in timberlands in Maine and New Brunswick, Canada, of which one million acres are owned outright and a further 1.3 million acres are managed under license. We believe that this business has attractive characteristics in that it generates sustainable long-term cash flows and requires little sustaining capital expenditures. Accordingly, we have recently hired executives with forestry experience to work specifically on acquiring and managing additional timberlands for ourselves and institutional partners.

Agricultural Lands

We own 135,000 acres of prime agricultural land in the States of São Paulo and Minas Gerais in Brazil. These properties have, until recently, been utilized primarily for beef production, but are also suitable to grow sugar cane from which alcohol is produced. The Kyoto protocol has led to a substantial increase in the amount of alcohol to be contained in gasoline in certain countries, resulting in a significant increase in the value of these lands which has been reflected in recent sales of similar properties. Accordingly, we are arranging long-term leases to operators of sugar cane production facilities. These 15 to 20 year leases are expected to generate sustainable and growing annual cash flows, while retaining for ourselves the value of the land once the leases expire.

Development Properties

Development properties consist predominantly of commercial development land and density rights, and residential land owned and under option, pending future development into housing lots. These assets are owned for capital appreciation or for conversion into cash flow generating real estate.

22   BRASCAN CORPORATION 2003 ANNUAL REPORT

The composition of our development properties at December 31, 2003 was as follows:

		Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	Potential Development	2003	2002	2003		2002	2001
Commercial development properties	19.6 million sq. ft.	$509	$826	$—		$—	$—
Residential lots — owned	34,714 lots	246	345	65	[1]	—	—
— optioned	10,601 lots	19	24	—		—	—

Total		$774	$1,195	$65		$—	$—

Underlying value estimate		$1,019

1	Realized gain on sale of lots

The underlying value of our development properties is assumed for these purposes to be equal to either book value or an estimate of sale value under reasonable circumstances at their current stage of development. These assets do not generate current cash flows and as a result are not valued within the parameters of a normal cash flow multiple analysis for the company.

Commercial Development Properties

Commercial development properties at December 31, 2003 and 2002, included the following projects:

	Projected Office Density		Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	% owned	# of sq. ft. [1]	2003	2002	2003	2002	2001
Commercial Office Projects					$—	$—	$—
Manhattan
Three World Financial Center	100%	1,200,000	$212	$170
300 Madison Avenue	—	—	—	437
Penn Station development	100%	2,500,000	21	21
Toronto	25% to 65%	3,692,000	116	92
São Paulo	100%	7,500,000	33	16

		14,892,000	382	736
Condominium Projects					—	—	—
São Paulo	100%	884,000	30	20
Rio de Janeiro	100%	3,855,000	97	70

		4,739,000	127	90

Total		19,631,000	$509	$826	$—	$—	$—

Underlying value estimate			$609

1	Effective interest excluding partner

Manhattan

We completed the development of a 1.2 million square foot office tower at 300 Madison Avenue, located at 42nd Street and Madison Avenue in Manhattan in midtown New York, in the fourth quarter of 2003, on time and under budget. Accordingly, the book value was transferred to commercial properties at that time.

Currently our largest development property is a 50% interest in Three World Financial Center, the 2.1 million square foot third tower of our flagship World Financial Center complex in downtown Manhattan. We acquired the property in 2002 at a substantial discount to replacement value and are currently in the process of securing tenants for the portion owned by us, which is currently vacant.

BRASCAN CORPORATION 2003 ANNUAL REPORT   23

Our proposed Penn Station development at West 31st Street and 9th Avenue in midtown New York, which is currently in the permitting process, is expected to eventually encompass 2.5 million square feet of office and related space.

Toronto

We own a 50% interest in the Bay-Adelaide Centre development property, located in Toronto’s downtown financial district, which includes full in-ground infrastructure for 1.8 million square feet of office and residential space and a fully operational revenue-generating parking facility.

We also own expansion rights for a third office tower at BCE Place, our flagship Toronto office complex, which entails approximately 800,000 square feet of density.

Brazil

In São Paulo, Brazil, we own the Green Valley Office Park, which currently encompasses 300,000 square feet of built office space. We also own density to build commercial office space of up to a further 7.5 million square feet, and condominium density of a further 884,000 square feet, to be developed over the next fifteen years. In Rio de Janeiro, we own 3.9 million square feet of condominium density in Barra da Tijucca which will be built over the next 10 years.

Residential Development Properties

Residential development properties include land, both owned and optioned, which is in the process of being converted to residential lots, but not expected to enter the home building process for three years.

		Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	# of Lots	2003	2002	2003	2002	2001
Residential lots — owned		$246	$345	$65	$—	$—
California	3,841
Northern Virginia	225
Denver, Colorado	3,266
Alberta	24,847
Ontario	2,535

	34,714
Residential lots — optioned		19	24	—	—	—
California	8,490
Northern Virginia	2,111

	10,601

Total	45,315	$265	$369	$65	$—	$—

Underlying value estimate		$410

24   BRASCAN CORPORATION 2003 ANNUAL REPORT

Our residential lands are acquired and developed for future use in our home building operations or for sale to other builders. We own substantial land holdings across North America, most purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices.

Over the past year, with strong markets we have chosen to sell lots to other home builders, rather than continue to hold these lots for capital appreciation or for future conversion into homes for sale. We recorded gains of $65 million during 2003 on sales of this nature. We have optioned lots for future years in our most active markets to ensure that we have low-risk access to lots to support our future home building activities. To that end, we hold options on over 10,000 lots in our U.S. markets in return for option payments and the provision of our entitlement and planning expertise.

Real Estate Services

We operate a broad array of real estate services which leverage our real estate presence across North America. These services include commercial brokerage and investment banking services, residential property services and the management of 140 million square feet, including our own assets. Our scale provides us with the platform to deliver superior services offered to our tenants and clients. The composition of the real estate services operations at December 31, 2003 and 2002 was as follows:

	Return on Assets [1]	Book Value		Operating Cash Flow [2]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Royal LePage Commercial Brokerage Services	53.3%	$8	$7	$4	$2	$1
Centract Residential Property Services	54.1%	27	10	10	9	10
Brookfield LePage Facilities Management	37.5%	9	7	3	2	2
Brookfield Residential Management Services	22.2%	4	5	1	1	1

Total	46.8%	$48	$29	$18	$14	$14

Underlying value estimate		$216

1	As a percentage of average book value

2	Revenue less operating cost

The underlying value of our real estate services operations for these purposes is based on a 12 times multiple of net fee income, a conservative valuation when comparing to U.S. trading multiples for similar operations.

Royal LePage Commercial Brokerage Services

Royal LePage Commercial provides commercial leasing, sales, appraisal and brokerage services across Canada. This operation has the largest share of many major markets across Canada and we continue to look at consolidation opportunities. Our advisory services group leverages our commercial brokerage, bridge lending and asset management operations to earn fees and also assists in developing opportunities for our other operations. We invested significant time and effort in expanding this business during 2003 and hired a number of key people to build this operation further.

BRASCAN CORPORATION 2003 ANNUAL REPORT   25

Centract Residential Property Services

Through Centract, we provide a wide array of services to homeowners, corporations and institutions, such as mortgage settlement, home appraisal, relocation and move-in services. We also provide services to the Royal LePage real estate franchise network, a residential property brokerage organization with 8,000 agents across Canada. Royal LePage completed 21% of all home sales in Canada in 2003. We successfully established a public royalty trust during the year to surface the value and finance the ownership of the franchise contracts associated with this business. This enabled us to reduce our capital committed to the business by C$121 million and establish a valuable platform for future growth.

Brookfield LePage Facilities Management

We own 40% of the largest facilities management operation in Canada in partnership with Johnson Controls, the largest facilities management operator in the world. Our joint venture manages close to 100 million square feet of premises for major corporations and governments, and continues to benefit from the outsourcing of facilities worldwide. During 2003, new contracts included the management of 20 million square feet of premises for British Columbia Buildings Corporation.

Brookfield Residential Management Services

We own 100% of one of the premier condominium and apartment management operations in Toronto, Canada, providing upscale management services to approximately 35,000 residential units.

Lease Termination Income and Property Gains

Property gains during 2003 of $100 million relate to the sale of a 49% interest in 245 Park Avenue as described above. During 2002, we generated $60 million of gains on the sale of partial interests in office properties for proceeds of $290 million. There were no significant lease termination payments during either 2003 or 2002. While these events are opportunistic and difficult to predict, the dynamic tenant base which is typical of our buildings should produce similar opportunities in the future.

POWER GENERATING OPERATIONS

Our power generating operations are predominantly hydroelectric facilities located on river systems mainly in North America, most of which contain reservoirs that enable us to generate increased revenues through the sale of power during periods of high demand. These operations are predominantly 100% owned by the company, although we do share ownership of some operations with retail partners in an income trust, and we anticipate sharing the ownership of additional assets with institutional partners once we have achieved sufficient scale in this business, similar to our strategy for our commercial property portfolio. The composition of our power generating operations at December 31, 2003 and 2002 and the associated operating cash flows were as follows:

26   BRASCAN CORPORATION 2003 ANNUAL REPORT

			Return on
	Capacity (MW) [1]		Assets [2]	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002	2003	2003	2002	2003	2002	2001
Ontario, Canada	957	939	11.7%	$977	$770	$102	$83	$54
Quebec, Canada	266	266	10.9%	328	272	33	40	29
Northeast United States	174	157	7.6%	228	192	16	15	—
Other North America	304	274	7.7%	299	246	21	15	9
Brazil	60	—	—	50	—	—	—	—

	1,761	1,636	10.2%	1,882	1,480	172	153	92
Under development	25	135	—	45	107	—	—	—

Total	1,786	1,771	9.8%	$1,927	$1,587	$172	$153	$92

Underlying value estimate				$2,990

1	Megawatts (“MW”)

2	As a percentage of average book value

The book value of our power generating assets increased principally due to the acquisition during the year of additional operations, the completion of projects under construction, including the recent completion of three plants in Brazil, and the increased carrying value of our Canadian operations due to currency appreciation.

The underlying value of our power generating operations is based on a 12 times multiple of normalized net operating cash flows, assuming long-term average precipitation levels and an average selling price of 4.34 cents per kilowatt hour (“KWh”).

Power generating operations contributed $172 million to operating cash flow in 2003, compared with $153 million in 2002. The increase reflected capacity added during 2003 and 2002, which was offset in part by low precipitation levels.

Power Generating Facilities

We own operating interests in 45 power generating stations with a combined generating capacity of 1,761 megawatts. Of these stations, 41 are hydroelectric facilities located on river systems in six geographic regions within North America, specifically Ontario, Quebec, British Columbia, Maine, New Hampshire and Louisiana. We also own three hydroelectric stations in southern Brazil, and a 110 megawatt natural gas-fired combined-cycle cogeneration facility located in northern Ontario. These facilities are capable of producing approximately 7,000 gigawatt hours of electricity annually.

Our power operations are strategically located with transmission interconnections between Ontario and Quebec. These interconnections allow us to sell surplus power into the highest-priced regions as opportunities arise.

Our power generating operations in North America are located on 15 river systems in nine different watersheds which provides important diversification of water flows to minimize the overall impact of fluctuating hydrology. Our storage reservoirs contain sufficient water to produce 25% of our total annual generation and provide additional protection against short-term changes in water supply. The reservoirs also enable us to optimize selling prices by generating and selling power during higher-priced peak periods.

BRASCAN CORPORATION 2003 ANNUAL REPORT   27

Our total power generation capacity is summarized in the following table:

				Installed	Long-term Average
		Generating	Generating	Capacity	Generation (GWh)
	Ownership	Stations	Units	(MW)	2003
Ontario, Canada
Great Lakes Power Limited	100%	12	21	349	1,610
Mississagi Power	100%	4	8	488	750
Valerie Falls Power	100%	1	2	10	52
Lake Superior — Cogeneration Plant	100%	1	3	110	850

		18	34	957	3,262

Quebec, Canada
Lièvre River Power	100%	3	10	238	1,428
Pontiac Power	100%	2	7	28	210

		5	17	266	1,638

Northeast United States
Maine Power	100%	7	32	129	747
New Hampshire Power	100%	8	25	45	263

		15	57	174	1,010

Other North American
Louisiana HydroElectric Power	75%	1	8	192	677
Powell River Energy	50%	2	7	82	261
Pingston Power	50%	1	2	30	78

		4	17	304	1,016

Brazil	68%	3	8	60	143

Total		45	133	1,761	7,069

We completed the construction of five hydroelectric power generating plants during 2003, adding 135 megawatts of capacity. Three of these plants were in Brazil, one in British Columbia and one in Ontario. We are also examining a number of opportunities to acquire additional hydroelectric power plants in North America with the objective of continuing to expand our generating base.

Operating Margins

Our power generating operations are among the lowest cost producers of electricity in North America, with cash operating costs of approximately one cent per kilowatt hour. This compares extremely favourably with other forms of power generation. Our low cost structure results from the high quality of our assets, the continued application of new technology and the recent re-turbining of many of our facilities. Our power plants are also environmentally preferable to most other forms of electricity generation and produce virtually no harmful emissions.

28   BRASCAN CORPORATION 2003 ANNUAL REPORT

The revenue, costs and operating margins of our power generating operations are as follows:

AS AT DECEMBER 31, 2003		Cash	Operating
CENTS PER KWH	Revenue	Costs	Margins
Ontario, Canada	4.8	1.3	3.5
Quebec, Canada	4.4	0.8	3.6
Northeast United States	4.6	1.5	3.1
Other North America	2.7	0.6	2.1
Brazil	4.0	0.8	3.2

Weighted Average	4.3	1.1	3.2

Cash Flow Growth

Operating cash flow from our power generating business increased in 2003 to $172 million, up from $153 million in 2002. The following table illustrates the change in operating cash flows from the company’s power generating business during the past three years:

YEARS ENDED DECEMBER 31 (MILLIONS)	2001 - 2003	2003	2002	2001
Prior year’s net operating income	$84	$153	$92	$84
(i) Hydrology variations within existing capacity	—	(10)	15	(5)
(ii) Variation in prices and operational improvements	15	(8)	13	10
(iii) Acquisitions	73	37	33	3

Current year operating cash flow	$172	$172	$153	$92

(i) Hydrology variations within existing capacity

Generation from existing capacity decreased to 4,231 gigawatt hours during the year, down from 4,356 gigawatt hours in 2002, due to unusually dry conditions in northern Ontario and western Quebec during the first half of 2003. This reduced cash flow from our power generating operations by $10 million in 2003 compared to an increase of $15 million in 2002.

The impact of regional dry conditions was offset by improved hydrology results in Louisiana. The continued expansion of our operating base into different watersheds and river systems should reduce the relative significance of hydrology variances in the future.

Water levels improved significantly towards the end of 2003 and results in the fourth quarter exceeded long-term averages. The favourable conditions have continued into 2004 and all facilities are currently operating at above average generation levels.

BRASCAN CORPORATION 2003 ANNUAL REPORT   29

(ii) Variation in prices and operational improvements

We experienced lower prices during 2003, relative to the higher price environment experienced during the weather extremes in 2002. As a result, we did not benefit as much from our ability to use our reservoirs to capture peak pricing as in the prior years. We increased our base level of revenue pricing due to our power sales contracts which have clauses to provide for price increases every year, primarily linked to inflation. We expect to improve our performance with respect to capturing peak pricing during 2004.

(iii) Acquisitions

The acquisition of 19 hydroelectric stations in Ontario, Maine and New Hampshire totalling 662 megawatts during the past three years contributed an incremental 2,016 gigawatt hours of production and an additional $37 million of operating cash flow during 2003. This new capacity, much of which was acquired in the first half of 2002, contributed $33 million in that year and $3 million in 2001. The additional facilities also further diversify our watersheds, thereby reducing hydrology risk, and position us as a leading generator in Ontario and an important participant in the New England electricity markets.

Contract Profile

We endeavour to maximize the stability and predictability of power generating revenues through the use of fixed-price contracts to minimize the impact of price fluctuations, and the diversification of watersheds and the use of water storage reservoirs to minimize fluctuation in total generation levels.

Approximately 82% of our projected 2004 revenue is subject to long-term bilateral and fixed-price power sales contracts or regulated rate-base arrangements. The remaining revenue is generated through the sale of power on a wholesale basis. Due to the low variable cost of hydroelectric power and the ability to concentrate generation during peak pricing periods, we are able to generate attractive margins on uncommitted capacity. Our long-term sales contracts have an average term of 13 years and counterparties are almost exclusively customers with longstanding credit history or investment grade ratings. Our policy is to use financial contracts which typically have a term of between one and three years to lock in the future price of uncommitted power generation such that between 15% and 20% of total revenues is based on spot pricing. This approach provides an appropriate level of revenue stability, without exposing the company to undue risk of contractual shortfalls and provides the flexibility to enhance profitability through the production of power during peak price periods.

The following table illustrates our expected revenue profile over the next five years:

YEARS ENDED DECEMBER 31	2004	2005	2006	2007	2008
Long-term bilateral contracts	54%	54%	55%	55%	55%
Financial contracts [1]	18%	20%	20%	20%	20%

Total fixed-price power sales contracts	72%	74%	75%	75%	75%
Regulated transmission and distribution revenue	10%	10%	10%	10%	10%

	82%	84%	85%	85%	85%
Uncommitted wholesale generation	18%	16%	15%	15%	15%

Total	100%	100%	100%	100%	100%

1	Largely expire prior to 2006, however, our policy is to forward-sell sufficient wholesale production to maintain a locked-in position on 80% to 85% of expected revenues

30   BRASCAN CORPORATION 2003 ANNUAL REPORT

FUNDS MANAGEMENT

We manage dedicated investment funds for ourselves and on behalf of institutional and other investors. These funds are currently concentrated in five areas of activity: Bridge Lending, Mezzanine Finance, Restructuring, Opportunistic Investments and Structured Product activities. Our current industry focus is in real estate, power generation and resources.

We believe that the combination of our strong operating experience and presence in a variety of industries, together with our financial expertise, enables us to earn superior risk-adjusted returns in our selected areas. This performance, combined with our willingness and ability to invest significant capital alongside our co-investors, makes us an attractive investment partner.

We typically commit a significant amount of our own capital to the funds that we manage. Accordingly, the $5 billion which we manage in this business includes $1.2 billion of our own capital. We expect that the amounts managed on behalf of partners will grow substantially over time. This should result in increased returns on our capital as we will not only earn our proportionate share of the investment returns for each fund, but we will also be entitled to earn management and performance based incentive fees.

In addition, we continue to own certain financial assets directly, which we acquired prior to establishing our investment funds or because they do not fit the specific mandate of any one of our current funds. As many of these funds have only recently been launched, performance fees earned to date have been modest, although we expect these to grow over time.

The following table shows the composition of the book values and funds under management at December 31, 2003 and 2002, together with the associated operating cash flows:

	Assets Under
	Management [1]	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Bridge Lending Fund	$675	$318	$538	$21	$37	$61
Real Estate Finance Fund	600	157	—	8	—	—
Restructuring Fund	353	64	89	8	9	9
Real Estate Opportunity Fund	190	—	—	—	—	—
Structured Products and Capital Markets	1,850	561	441	95	84	48
Traditional assets under management	1,215	—	—	—	—	—
Other	115	115	70	34	10	17

Total	$4,998	$1,215	$1,138	$166	$140	$135

Underlying value estimate		$1,623

1	Includes committed capital

The underlying value of our funds management operations is based on the book value of the assets together with a value attributed to the associated fee streams on a 12-times multiple.

BRASCAN CORPORATION 2003 ANNUAL REPORT   31

Bridge Lending Fund

The Brascan Bridge Lending Fund is a C$500 million fund dedicated to providing bridge loans, primarily in Canada. Established in 2003, the Fund leverages our 20-year history of bridge lending, offering tailored lending solutions to companies in need of access to short-term financing. We have committed C$225 million of capital and four institutional partners, including Sun Life of Canada and a major government financial institution, have committed the balance of C$275 million of capital. For larger transactions, we may invest directly and have granted co-investment rights to our partners to allow them to participate.

	Assets Under
	Management	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Brascan Bridge Lending Fund	$385	$28	$—	$2	$—	$—
Directly held bridge and corporate loans	290	290	538	19	37	61

Total	$675	$318	$538	$21	$37	$61

Loans advanced during the year include a C$30 million loan to a commercial real estate investor on a mezzanine basis to acquire a C$200 million real estate portfolio, a C$80 million working capital facility to a Canadian manufacturing company and C$35 million of debtor-in-possession financing to a manufacturing company. We also hold $290 million of bridge and corporate loans which were advanced prior to the establishment of the Fund, although we expect that most of our future bridge lending activity will be conducted through this Fund.

Real Estate Finance Fund

The Brascan Real Estate Finance Fund (“BREF”) is a $600 million fund which finances the ownership of real estate properties on a basis which is senior to traditional equity, but subordinate to traditional first mortgages or investment grade debt. Established in 2002, the Fund combines our own 35-year established track record in real estate and finance with one of the more experienced New York-based management teams in the business. We provided $200 million of initial capital and are in the process of raising $400 million from institutional investors.

	Assets Under
	Management	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Real Estate Finance Fund	$600	$157	$—	$8	$—	$—

Office property loans		56	—
Retail property loans		56	—
CMBS REIT		45	—

Total	$600	$157	$—	$8	$—	$—

BREF is focused on three main areas of real estate finance: mezzanine financing for property owners; real estate related corporate finance transactions; and real estate structured finance products.

During 2003, we acquired a $50 million mezzanine loan on the 900,000 square foot Woolworth office property in downtown Manhattan; a $10 million junior first mortgage on the 1,250,000 square foot Colonie Center Mall in Albany, New York; and a $20 million cross-collateralized loan on four shopping centres in the northeast U.S. We also acquired a $30 million subordinated debenture and 10% of the common equity interest in CRIIMI MAE, a public CMBS REIT.

32   BRASCAN CORPORATION 2003 ANNUAL REPORT

Restructuring Fund

The Tricap Restructuring Fund is a C$415 million restructuring fund, which invests long-term capital in companies facing financial or operational difficulties in industries where we have expertise. Established in 2002 with a dedicated management team, the Fund benefits from our 20 years of experience in restructuring companies. We have committed C$200 million of the capital and institutional investors, including Canada Pension Plan Investment Board and others, have provided the other C$215 million.

	Assets Under
	Management	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Tricap Restructuring Fund	$320			$6	$4	$3
Doman Industries		$31	$31
Other		—	17
Directly held restructuring assets	33	33	41	2	5	6

Total	$353	$64	$89	$8	$9	$9

During the year we continued to work on the restructuring of Doman Industries, a western Canadian forest products company with a total fund investment of $62 million; and in late 2002 advanced C$55 million to a manufacturing company, which was repaid after six months following the sale of a division.

Directly held restructuring assets relate to initiatives commenced prior to the establishment of the Fund. Similar to our bridge lending business, we expect that most of our future restructuring assignments will be conducted through Tricap.

During the year, we disposed of our investment in Northgate Exploration for a $57 million gain, included in Investments on page 35, completing the restructuring which was commenced in 1998. The Northgate restructuring involved successfully completing a major gold/copper mine in British Columbia and bringing it into production.

Real Estate Opportunity Fund

The Brascan Real Estate Opportunity Fund is a C$250 million real estate fund established late in 2003 to invest in underperforming commercial real estate, other than premier office properties which will continue to be pursued through our direct real estate operations. The Fund leverages our 35 years of real estate experience, our other real estate platforms and has a dedicated management team which had previously been pursuing these types of activities within our commercial property operations for over ten years. We provided the initial capital and will begin raising funds from other investors in late 2004 after the completion of a number of initial investments.

Our objective is to acquire underperforming real estate which, through our management, leasing and capital investment expertise, can be enhanced to provide a superior return on capital.

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Structured Products and Capital Market Investments

We have developed a number of structured products directed towards both retail and institutional investors. In addition we maintain portfolios of public securities such as high yield bonds, preferred shares and common equities. The capital invested in these activities at year end was $561 million, with a total of nearly $1.9 billion under management.

	Assets Under
	Management	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2002	2003	2002	2001
Imagine Reinsurance	$1,200	$288	$191	$23	$23	$10
Brascan SoundVest Diversified Income Fund	50	—	—	—	—	—
Titanium Asset Backed Trust	100	—	—	—	—	—
Securities portfolios	500			72	61	38
High yield bonds		86	107
Equity securities		187	143

Total	$1,850	$561	$441	$95	$84	$48

During the year, wholly-owned Imagine Reinsurance continued to expand its reinsurance operations and reported increases in operating cash flow. We also launched a retail product offering under the name of Brascan SoundVest Diversified Income Fund, a fund of income funds. Investment advisory and portfolio management services are provided by SoundVest Capital Management Ltd. SoundVest Capital is 50%-owned by Brascan and 50% by its successful investment management team. Lastly, we launched Titanium Trust, an asset backed trust which finances receivables and other assets purchased from our own operations as well as others. This trust issues short-term asset backed commercial paper and medium-term notes and will over time assist us to lower our overall cost of capital.

We continued to actively invest in high yield bonds and other publicly traded securities. These activities, which utilize the knowledge and experience gained from our operating activities, rely on careful due diligence and a value based investment philosophy. The dramatic strengthening of the high yield markets provided us with exceptional returns over the past two years.

From time to time, in our areas of industry expertise, we also take positions in securities which we believe to be undervalued. During 2003, we acquired a 9.2% interest of Canary Wharf Group, plc at a cost of approximately $153 million. This investment has evolved into a potential major corporate initiative, and accordingly, is included in Investments. We also took a position in Rayonier, a company that owns timberlands, and sold our investment following the company’s announcement of its conversion into a Timber REIT.

Traditional Assets Under Management

While we have focused principally on alternative assets under management, we have also established joint ventures and have invested small amounts of capital with a number of expanding traditional managers of equity and fixed income. Our infrastructure and position in the capital markets assists our partners to expand their businesses with confidence and these relationships provide us with additional perspective on the financial markets.

34   BRASCAN CORPORATION 2003 ANNUAL REPORT

		Assets Under
		Management
MANAGER	Investment Type	2003
Highstreet Investment Management	Equities/Fixed Income	$550
Mavrix Investment Management	Mutual Funds	265
SoundVest Capital Management	Equities/Fixed Income	400

Total		$1,215

Growth Opportunities

Having established a number of new funds over the past two years, we plan to concentrate on integrating each of these funds into our operating platform and investing additional capital within these operations. Accordingly we do not expect to introduce additional funds in 2004, although we plan to expand the number of funds offered over time.

We have recently established a partnership with Tri Continental Capital Ltd., an experienced lender of equity capital to the residential home building industry. Our 20 years of experience in the residential home building area combined with the Tri Continental team’s 13 year record of success should enable this partnership to provide superior risk adjusted returns. As co-general partner of a new $275 million fund, we will commit up to $75 million of capital and work with management to complete their fund raising and begin to invest the capital in 2004.

INVESTMENTS

Investments consist of assets which do not currently form part of our operations, but which may be integrated into our operations in the future, or alternatively may be disposed of, on an opportunistic basis.

				Underlying
YEARS ENDED DECEMBER 31		# of	%	Value		Book Value		Operating Cash Flow

(MILLIONS)	Location	Shares	Interest	2003		2003	2002	2003	2002	2001
Real Estate
Canary Wharf Group, plc	London, UK	52.8	9%	$257	[1]	$153	$—	$—	$—	$—
Resources
Noranda Inc.	Worldwide	122.6	42%	1,938	[1]	1,212	877	49	48	48
Nexfor Inc.	N. America/UK	63.8	43%	532	[1]	356	309	18	16	14
Northgate
Exploration Limited	British Columbia	—	—	—		—	67	57	1	—
Katahdin Paper
Company, LLC	Maine	—	100%	76	[2]	76	—	(2)	—	—
Business Services
Hotel/Ticket Services	Brazil	—	23%/40%	100	[2]	24	17	9	7	8
NBS/MediSolution	Canada	38.1/95.1	91%/61%	72	[2]	72	75	—	(1)	—
Banco Brascan, S.A.	Rio de Janeiro	—	40%	45	[2]	45	37	3	13	10
Other		—	—	65	[2]	65	82	—	—	—

Total				$3,085		$2,003	$1,464	$134	$84	$80

1	Based on December 31, 2003 quoted market prices

2	Based on available benchmarks

BRASCAN CORPORATION 2003 ANNUAL REPORT   35

Real Estate

Canary Wharf Group, plc

We owned approximately 53 million shares of Canary Wharf Group, plc with a market value of $257 million at year end based on a market price of 270 pence. The Canary Wharf estate consists of approximately 13.1 million square feet of office and retail space, located in close proximity to the City of London. Canary Wharf Group, plc owns 8.8 million square feet of properties on the estate along with an additional one million square feet of office space currently under construction and additional land with potential for further development of approximately 5.7 million square feet of office space. The shares were purchased in 2003 following a significant decline in their trading value. Along with several institutional partners, we have formed an investment group, with Brascan as the operating partner and asset manager, and have made an offer to the existing shareholders of Canary Wharf Group, plc to acquire a larger equity interest and operational control of the company.

Resources

Noranda Inc.

We own approximately 123 million shares, or 42% of Noranda Inc. (“Noranda”). Our investment increased from 96.6 million shares, or 40% at the end of 2002 as we subscribed for $197 million in common shares as part of an equity financing by Noranda, in addition to participation in Noranda’s dividend reinvestment plan.

Noranda is a base metals company with $8 billion of assets. The major commodities produced are nickel, copper, zinc and aluminum. During the past two years, Noranda completed the development of a number of world-class mining and processing assets, shut down inefficient production capacity, implemented productivity improvements and completed a financial restructuring.

Metal prices increased significantly in the latter half of 2003, and continue to increase through early 2004. The increased prices, together with productivity improvements, had a positive impact on cash flow from operations through the third and fourth quarters of 2003. Notwithstanding these improvements, the full benefits have not yet been realized because current price increases will not be reflected until the 2004 results are reported. The following table shows Noranda’s segmented cash flow from operations and net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002
Cash flow from operations
Copper	$313	$206
Nickel	323	154
Aluminum	59	66
Zinc	4	(5)
Discontinued operations and unallocated costs	(122)	(95)

Cash flow from operations	577	326
Restructuring charges	(24)	(498)
Depreciation and other non-cash items	(519)	(275)

Net income (loss)	$34	$(447)

Noranda is traded on both the New York and Toronto stock exchanges. Further information on Noranda is available through its web site at www.noranda.com.

36   BRASCAN CORPORATION 2003 ANNUAL REPORT

Nexfor Inc.

We own approximately 64 million shares, or 43% of Nexfor Inc. (“Nexfor”). Our investment increased from 62 million shares at the end of 2002 as we acquired 2 million shares during the year through Nexfor’s dividend reinvestment plan.

During 2003, Nexfor reported net income of $126 million compared with $13 million in 2002. This strong performance was driven by an increase in panelboard prices, in particular oriented strandboard (“OSB”) prices, which increased dramatically during the year. OSB prices increased from $130 per thousand square feet at the start of the year to a high of $465 per thousand square feet. Unfortunately, Nexfor’s paper operations suffered a loss during the year due to low product prices and restructuring charges.

Nexfor benefited from the expansion of its building products operations in 2002 with the acquisition of three oriented strandboard mills located in the south-central United States and the successful start-up of a fourth facility in Alabama. As Nexfor’s performance is highly leveraged to OSB, it is expected that the first quarter of 2004 will generate exceptionally strong results based on the prices received for sales contracted to date.

The following table shows Nexfor’s segmented cash flow from operations and net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002
Cash flow from operations
Building products	$376	$125
Specialty papers	(43)	24
Unallocated costs	(24)	(37)

Cash flow from operations	309	112
Restructuring charges	(17)	—
Depreciation and other non-cash items	(166)	(99)

Net income	$126	$13

Nexfor is traded on the Toronto Stock Exchange. Further information on Nexfor is available through its web site at www.nexfor.com.

Northgate Exploration Limited

We sold our 42% interest in Northgate Exploration Limited (“Northgate”) in November 2003. Northgate is a publicly traded mid-tier gold producer. This investment resulted from the successful restructuring of the Kemess gold mine in British Columbia. After an operational restructuring, we transferred the mine to Northgate, and refinanced our capital investment with two equity issues. On completion of the financial and operational restructuring, we sold our interest in Northgate through a broad public distribution in the capital markets.

Katahdin Paper Company, LLC

We own a 280,000 ton directory paper plant in East Millinocket, Maine and a 185,000 ton supercalender fine paper plant in Millinocket, Maine, which operates under the name Katahdin Paper. The operations were acquired out of bankruptcy in April 2003. The directory plant has been restarted and is currently generating positive cash flows. Nexfor is managing these operations for us, and in return we have granted them an option to acquire the operations at a predetermined price based on our investment and cost of capital employed. Once restructured, these assets will either be integrated into Nexfor’s paper operations or sold by us to another industry participant.

BRASCAN CORPORATION 2003 ANNUAL REPORT   37

Business Services

Hotel and Ticket Services

We own, in partnership with the Accor Group of France, an effective 23% interest in a joint venture which owns and manages the Accor Group hotel brands in Brazil. The brands include Novotel, Sofitel, Ibis and Formula One.

We also own a 40% interest in a Ticket Services business in partnership with Accor. Ticket Services has been in operation as a voucher services business in Brazil and Argentina since the early 1980s. The company provides paper and electronic vouchers to corporations who utilize them in their compensation programs for employees and for other cash free uses such as fuel vouchers.

NBS Technologies Inc. and MediSolution Ltd.

We own approximately 38 million shares, or 91% of NBS Technologies Inc. (“NBS”, formerly Mist Inc.). NBS provides secure identification solutions, financial transaction services and operates a commerce gateway that facilitates electronic payment processing. We increased our interest in NBS to 91% from 55% in 2003 with the purchase of our former partners’ interest. Further information on NBS is available through its web site at www.nbstech.com. We also own approximately 95 million shares or 61% of MediSolution Ltd., which develops and manages medical human resources management software and systems to the hospital industry, primarily in Canada. The company’s common shares are publicly traded on the Toronto Stock Exchange. Our interest increased to 61% from 41% at the end of 2002 upon conversion into equity of a debenture we owned. These balances reflect the carrying values of the operating assets of these businesses, excluding working capital and indebtedness. Further information on MediSolution is available through its web site at www.medisolution.com.

Banco Brascan, S.A.

We own 40% of Banco Brascan, which is a South American investment bank based in Rio de Janeiro and São Paulo, Brazil. The balance of the company is owned 40% by Mellon Financial Group and 20% by management. Banco Brascan advises, lends to and provides asset management services to domestic and foreign companies in Brazil.

CAPITAL RESOURCES AND LIQUIDITY

Brascan is committed to maintaining high levels of liquidity and access to a broad range of low cost capital resources. This enables us to provide financial stability and a low cost of capital for our operations, and ensures that we can react quickly to potential investment opportunities. Our liquidity consists of cash and financial assets, as well as committed lines of credit. Furthermore, we generate high levels of free cash flow within our businesses and have minimal sustaining capital expenditure requirements. Free cash flow in 2003 was $733 million.

38   BRASCAN CORPORATION 2003 ANNUAL REPORT

Our capital resources include corporate debt and other borrowings which do not have recourse to Brascan, as well as preferred and common equity issued by Brascan and certain of our operating business units. Shareholder interests also includes the equity interests of others in our assets, which consist principally of common shares of our North American commercial office property operations.

During the year, we raised $1.6 billion through the issuance of preferred equity, income trust units and long-term debt, enabling us to remain in a very solid financial position.

CASH AND FINANCIAL ASSETS

Although we generate substantial amounts of cash flow within our operations, we generally carry modest cash balances and instead utilize excess cash to repay revolving credit lines and invest in shorter term financial assets which generate better returns while still providing a source of liquidity to fund investment initiatives. Cash balances at December 31, 2003 totalled $382 million.

Financial assets represent securities that are not actively deployed within our financial operations, and which can, with varying degrees of timing, be liquidated and utilized to fund strategic acquisitions. The market value of our financial assets approximates their realizable value. The following table shows the composition of these assets and associated cash flow:

	Book Value		Operating Cash Flow [1]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002	2003	2002	2001
Cash	$382	$332	$35	$26	$29

Government bonds	49	51	4	5	4
Corporate bonds	387	230	12	14	8
Preferred shares	342	397	27	28	41
Common shares	76	40	2	4	3
Other	—	—	9	19	26

Financial assets	854	718	54	70	82

Total	$1,236	$1,050	$89	$96	$111

Underlying value estimate	$1,236

1	Investment income

CAPITALIZATION

The strength and diversification of the income streams generated by our various operations reduce financing costs below that of many peers who operate in only one of our selected areas of business. Through the continuous monitoring of the balance between debt and equity financing, and maintaining access to a broad range of financing sources, we are able to reduce our weighted average cost of capital on a risk averse basis and thereby improve common shareholder equity returns.

Our overall weighted average cost of capital, using a 20% return objective for our common equity, is 9.5% compared with 9.6% in 2002. This reflects the low cost of non-participating preferred equity issued over many years, principally in the form of perpetual preferred shares, as well as the low cost of non-recourse investment grade financings achievable due to the high quality of our commercial properties and power generating plants.

BRASCAN CORPORATION 2003 ANNUAL REPORT   39

The following schedule details the capitalization of the consolidated liabilities and shareholders’ interests at the end of 2003 and 2002 and the related cash costs:

	Underlying	Cost of
	Value [1]	Capital [2]	Book Value		Operating Cash Costs
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2003	2002	2003	2002	2001
Liabilities
Non-recourse borrowings
Property specific mortgages	$4,881	6%	$4,881	$4,992	$300	$297	$303
Other debt of subsidiaries	2,075	5%	2,075	1,867	105	106	128
Corporate borrowings	1,213	6%	1,213	1,035	66	63	61
Accounts and other payables	1,745	6%	1,745	1,262	88	56	51
Shareholders’ interests
Minority interests of others in assets	3,223	20%	1,516	1,456	294	262	252
Preferred equity	1,861	6%	1,861	1,185	83	69	68
Common equity	7,348	18%	3,024	2,625	566	425	361

	12,432	16%	6,401	5,266	943	756	681

	$22,346	9.5%	$16,315	$14,422	$1,502	$1,278	$1,224

1	Underlying value of liabilities represents the cost to retire on maturity

2	As a percentage of average book value

We have benefited recently from unprecedented low interest rates, particularly short-term rates, although as rates appear poised to increase we are locking in longer term fixed rates. This may result in a modest increase in our cost of capital during 2004, but should protect our returns over the longer term.

LIABILITIES

Property Specific Mortgages

Where appropriate, we finance our operating assets with long-term, non-recourse borrowings such as property specific mortgage bonds which do not have recourse to Brascan or our operating entities.

The composition of the company’s borrowings which have recourse only to specific assets is as follows:

	Average	Cost of Capital	Book Value		Operating Cash Costs [1]
YEARS ENDED DECEMBER 31 (MILLIONS)	Term	2003 [2]	2003	2002	2003	2002	2001
Commercial properties	12	6%	$4,149	$4,413	$255	$258	$278
Power generation	17	6%	732	579	45	39	25

Total	13	6%	$4,881	$4,992	$300	$297	$303

1	Interest expense

2	As a percentage of average book value

These borrowings leverage common shareholders’ equity with long-term lower risk financing, which is largely fixed rate, with an average maturity of 13 years.

Commercial property borrowings represent mortgage debt on real estate properties. Our commercial property operations have very little general corporate indebtedness since we finance this business primarily with mortgages

40   BRASCAN CORPORATION 2003 ANNUAL REPORT

with recourse only to specific properties. At the end of 2003, these mortgages had an average term of 12 years and a weighted average interest rate of 7%.

Power generation borrowings consist of financings secured by specific power facilities with an average fixed interest rate of 7%. We completed two “A(low)” rated asset backed financings in 2003. The first was a 20-year C$384 million financing on our Great Lakes Power generation system in northern Ontario, and the second was a 17-year C$175 million financing on the Mississagi Power generation assets, also in northern Ontario. The coupons were 6.6% and 6.9%, respectively and provide long-term, low-risk, non-recourse financing to leverage the returns from these assets.

Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2004	2005	2006	2007	2008	Beyond	Total
Commercial properties	$281	$454	$163	$612	$252	$2,387	$4,149
Power generation	7	45	4	3	3	670	732

Total	$288	$499	$167	$615	$255	$3,057	$4,881

Percentage of total	6%	10%	3%	13%	5%	63%	100%

Other Debt of Subsidiaries

The composition of the borrowings which have recourse only to assets owned by the company’s subsidiaries is as follows:

		Cost of
	Average	Capital	Book Value		Operating Cash Costs [1]
YEARS ENDED DECEMBER 31 (MILLIONS)	Term	2003 [2]	2003	2002	2003	2002	2001
Power generation	2	7%	$375	$375	$22	$23	$30
Funds management	5	6%	647	587	34	29	28
Real estate	2	5%	576	429	19	12	18
International operations and other	9	9%	477	476	30	42	52

Total	4	5%	$2,075	$1,867	$105	$106	$128

1	Interest expense

2	As a percentage of average book value

These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities and other types of debt and financial obligations borrowed by subsidiaries. Power generating debt consists largely of U.S. public notes which are rated BBB by S&P, Baa3 by Moody’s and BBB(high) by DBRS and which mature in 2004 and 2005.

The corporate bonds issued by our funds management operations are rated A(low) by DBRS and BBB+ by S&P. At December 31, 2003, our funds management operations had $386 million undrawn committed credit facilities, which are largely utilized as back-up facilities for the issuance of commercial paper.

Residential property debt consists primarily of construction financing which is repaid from the proceeds from sales of building lots, single family houses and condominiums and is generally renewed on a rolling basis as new construction commences.

BRASCAN CORPORATION 2003 ANNUAL REPORT   41

A portion of the outstanding debt of our international operations is denominated in local currencies and is utilized to hedge our operating assets against local currency fluctuations, the most significant of which is the Brazilian real. Brascan does not guarantee any debt of subsidiaries with the exception of $327 million included in debt of international operations that is supported by financial assets within these operations.

Principal repayments on other debt of subsidiaries due over the next five years and thereafter are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2004	2005	2006	2007	2008	Beyond	Total
Power generation	$175	$200	$—	$—	$—	$—	$375
Funds management	62	96	96	183	3	207	647
Real estate	386	107	65	18	—	—	576
International operations and other	87	55	2	3	3	327	477

Total	$710	$458	$163	$204	$6	$534	$2,075

Percentage of total	34%	22%	8%	10%	—	26%	100%

Corporate Borrowings

Corporate borrowings consist of long-term and short-term obligations of Brascan. Long-term corporate borrowings are in the form of bonds and debentures issued into the Canadian and U.S. capital markets both on a public and private basis. Short-term financing needs are typically met by issuing commercial paper that is backed by long-term fully committed lines of credit from a wide range of international banks.

The following table summarizes Brascan’s corporate credit facilities:

	Cost of
	Capital	Book Value		Operating Cash Costs [1]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003 [2]	2003	2002	2003	2002	2001
Commercial paper and bank debt	3%	$—	$73	$3	$7	$15
Publicly traded term debt	5%	1,100	850	54	48	32
Privately held term debt	8%	113	112	9	8	14

Total	6%	$1,213	$1,035	$66	$63	$61

1	Interest expense

2	As a percentage of average book value

At December 31, 2003, Brascan had $522 million of committed corporate credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. Brascan had no commercial paper borrowings at year end.

Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2004	2005	2006	2007	2008	Beyond	Total
Publicly traded term debt	$—	$—	$—	$—	$300	$800	$1,100
Privately held term debt	101	9	2	1	—	—	113

Total	$101	$9	$2	$1	$300	$800	$1,213

Percentage of total	8%	1%	—	—	25%	66%	100%

42   BRASCAN CORPORATION 2003 ANNUAL REPORT

SHAREHOLDERS’ INTERESTS

Shareholders’ interests are comprised of three components: participating interests of other shareholders in our operating assets; non-participating preferred equity issued by the company and its subsidiaries; and common equity of Brascan.

Shareholders’ interests at December 31, 2003 and 2002 were as follows:

	Number of	Underlying
	Shares	Value	Book Value		Operating Cash Flow [1]
YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2003	2003	2002	2003	2002	2001
Participating interests of others in assets
Real estate
Commercial	78.2	$2,376	$998	$1,092	$220	$217	$204
Residential [2]	15.6	398	190	—	64	—	—
Power generation	24.1	305	184	165	15	11	7
Other		144	144	199	(5)	34	41

		3,223	1,516	1,456	294	262	252

Non-participating preferred equity
Corporate		852	852	735	58	44	28
Subsidiaries		1,009	1,009	450	25	25	40

		1,861	1,861	1,185	83	69	68

Common equity	180.8 [3]	7,348	3,024	2,625	566	425	361

		$12,432	$6,401	$5,266	$943	$756	$681

1	Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions

2	Residential real estate interests included in commercial real estate prior to 2003

3	Includes convertible instruments on an “as converted” basis

Participating Interests of Others in Assets

The majority of our commercial and residential real estate operations are conducted through Brookfield Properties Corporation and Brookfield Homes Corporation, respectively, in which shareholders other than Brascan own an approximate 50% common share interest. Power generating interests represent the 50% interest of unit holders in the Great Lakes Hydro Income Fund, through which we own certain of our power generating operations.

Distributions to other shareholders in the form of cash dividends totalled $62 million in 2003 compared with $55 million in 2002. The undistributed cash flows attributable to minority shareholders are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.

Preferred Equity

The company has $1,861 million of non-participating preferred equity outstanding: $852 million issued by Brascan and $1,009 million issued by consolidated subsidiaries of the company. The preferred equity enables us to expand our equity base at low-risk without dilution to common shareholders. The average cost of this capital to the common shareholder was 6% at year end.

During 2003, we issued $117 million of new preferred equity in the form of C$175 million of 15-year non-cumulative 5.4% preferred shares. Our commercial real estate subsidiary also issued C$200 million of preferred shares

BRASCAN CORPORATION 2003 ANNUAL REPORT   43

yielding 5.75%, C$200 million of preferred shares yielding 5.20%, and $110 million of preferred shares yielding 5.25%, for total proceeds of $415 million. All of the securities issued may be redeemed on maturity for cash or in common shares based on current market prices at the company’s option.

Common Equity

On a diluted basis, Brascan had 180.8 million common shares outstanding at year end, a decrease from 183.9 million at December 31, 2002. During 2003, we repurchased 4.6 million common shares under a normal course issuer bid at an average price of $22.24 per share. During 2002, 7.1 million common shares and equivalents were repurchased in a similar manner at a price of $20.12 per share.

Brascan has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the company’s Board of Directors. The Class B shares are held by Partners Limited, a private company owned by 37 individuals, including a number of the executive officers of Brascan.

FINANCIAL POLICIES

Capital Allocation

We consider effective capital allocation to be critical to our success. As a result, we apply a rigorous approach towards the allocation of capital among our operating businesses. Capital is invested only when the expected returns exceed predetermined thresholds, taking into consideration both the degree and magnitude of the relative downside risks and upside potential and, if appropriate, strategic considerations such as the establishment of new business activities. We conduct post-investment reviews of all capital allocation decisions to ensure that anticipated returns are achieved and, if not, to determine what lessons can be learned to avoid the same mistakes in the future.

Liquidity

We strive to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

As at year end, Brascan and its consolidated subsidiaries had $1.0 billion of undrawn committed credit facilities with 12 international financial institutions, largely maintained as back-up facilities for the issuance of commercial paper. We also maintain cash and a portfolio of non-strategic financial assets that can be liquidated to fund investments as required.

During 2003, we generated $624 million of operating cash flow and we expect this amount to increase by approximately 12% to 15% over the long term. The free cash flow from operations, which includes undistributed cash flow attributable to minority interests in subsidiaries, totalled $733 million during 2003 and is expected to increase in line with our operating cash flow. Free cash flow is available to pay common share dividends, expand our operating base, reduce debt or repurchase common shares as appropriate.

Brascan and its investment partners have recently mailed a tender offer for Canary Wharf Group, plc, which values the company at £1.6 billion. Should we be successful in acquiring 100% of the company with our partners, our incremental cash investment will be approximately $350 million. Should we be successful in acquiring less than 75% of Canary Wharf and not be in a position to privatize the company, our incremental cash investment, prior

44   BRASCAN CORPORATION 2003 ANNUAL REPORT

to further syndication of equity interests in Canary Wharf, could increase to approximately $1.4 billion. While we believe that this latter scenario is remote, the company has arranged special facilities to fund this amount and has the financial resources available to support this purchase.

Credit Profile

We endeavour to arrange our affairs to maintain high investment grade ratings and to improve them further over time. The credit ratings for the company at December 31, 2003 and at the time of the printing of this report were as follows:

	DBRS	S&P	Moody's
Commercial paper	R-1(low)	A-1(low)	—
Term debt	A(low)	A–	Baa3
Preferred shares	Pfd-2(low)	P2(mid)	—

We also endeavour to ensure that our operating businesses maintain investment grade ratings in order to provide continuous access to a wide range of financings and to enhance borrowing flexibility, a low cost of capital and access to various forms of financing unavailable to non-investment grade borrowers.

Use of Derivatives

We utilize a number of financial instruments to manage our foreign currency, commodity and interest rate positions. As a general policy, we endeavour to maintain a balanced position in terms of foreign currency, although unmatched positions may be taken from time to time within predetermined limits. Brascan and its subsidiaries typically maintain a net floating rate liability position because we believe that this results in lower financing costs over the long term given the company’s substantial annual operating cash flows. As at December 31, 2003, our net floating rate liability was $1.2 billion. As a result, a 100 basis point increase in interest rates would adversely impact operating cash flow by $12 million.

Although interest rates remain at historically low levels, we have commenced a program to reduce our floating rate exposure in anticipation of increasing rates over the next few years. In addition, Brascan’s intent is to maintain a hedged position with respect to the carrying value of net assets denominated in currencies other than the U.S. dollar. Accordingly, fluctuation in the value of the U.S. dollar relative to other currencies has a negligible impact on the company’s net financial position. The company receives certain cash flows, principally from its financial and power generating operations, that are denominated in Canadian dollars. The estimated impact of a C$0.10 change in the Canada/U.S. exchange rates is a corresponding change in operating cash flow of $10 million per annum.

The company’s risk management and derivative financial instruments are more fully described in Note 14 to the Consolidated Financial Statements.

Corporate Guarantees, Commitments and Contingent Obligations

We conduct our operations through entities that are fully or proportionately consolidated in our financial statements other than equity accounted investments. Noranda and Nexfor, which are owned 42% and 43%, respectively, by Brascan are accounted for on the equity basis.

BRASCAN CORPORATION 2003 ANNUAL REPORT   45

Brascan provides guarantees and indemnities when required from time to time in respect of fund management, power marketing and financial activities. The company does not typically guarantee obligations of its subsidiaries or affiliates. However, Brascan has guaranteed $327 million of subsidiary debt as noted under Other Debt of Subsidiaries on page 42, and $146 million of contingent obligations included in accounts and other payables which relates to the company’s financial operations and has guaranteed obligations under power purchase agreements which amounted to $17 million at year end. These obligations are subject to credit rating provisions and are supported by financial assets of the principal obligor.

The company may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, the company may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in the Notes to the Consolidated Financial Statements.

WORKING CAPITAL AND OTHER BALANCES

The composition of our working capital and other balances is as follows:

	2003			2002
	Accounts	Accounts		Accounts	Accounts
AS AT DECEMBER 31 (MILLIONS)	Receivable	Payable	Net	Receivable	Payable	Net
Working capital balances
Real estate	$231	$375	$(144)	$399	$359	$40
Power generation	131	89	42	78	101	(23)
Funds management	449	419	30	133	156	(23)
International and other	242	280	(38)	197	316	(119)

	1,053	1,163	(110)	807	932	(125)

Other items
Future income tax assets	62	—	62	53	—	53
Prepaid expenses and other assets, deferred credits, provisions and other liabilities	508	582	(74)	411	330	81

	570	582	(12)	464	330	134

Net working capital and other	$1,623	$1,745	$(122)	$1,271	$1,262	$9

Working capital balances include the trade accounts receivable and payable held in the normal course of each of our operating businesses. We endeavour to minimize the amount of capital required in our businesses and in this regard we have established Titanium Trust, described on page 34, to effectively finance working capital balances with asset backed commercial paper and medium-term notes.

Other balances include future income tax assets, as well as other accrued asset balances and provisions.

46   BRASCAN CORPORATION 2003 ANNUAL REPORT

OPERATING RESULTS

OPERATING CASH FLOW

A summary of the sources of our operating cash flows is as follows:

YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2003	2002	2001
Operating income
Real estate	$841	$745	$752
Power generation	172	153	92
Funds management	166	140	135
Property gains	100	60	54
Investment income and other	156	116	129

	1,435	1,214	1,162
Expenses
Interest expense	471	466	492
Minority share of income before non-cash items	319	287	293
Other operating costs and taxes	88	56	51

	557	405	326
Dividends from Noranda and Nexfor	67	64	62

Cash flow from operations and gains	$624	$469	$388

Cash flow from operations and gains per common share	$3.21	$2.38	$2.06

Cash flow per share from operations and gains for the year ended December 31, 2003, including dividends from Noranda and Nexfor, totalled $3.21 after deducting all financing charges, operating costs and the portion of operating cash flow that is attributable to other investors with interests in our businesses, whether retained or distributed. This represents a 35% increase from the $2.38 per share generated in 2002, which in turn represented a 16% increase over 2001. Each of our operating businesses is managed so as to generate sustainable and increasing cash flow streams, which should result in the value of these operations appreciating over time. The cash flow from operations shown in the table above includes virtually no return on the $819 million of real estate and power generation development assets, and includes only the dividends received from our investments in Noranda and Nexfor.

Real estate operations increased their contribution to operating cash flow to $841 million from $745 million in 2002 and $752 million in 2001. The 2003 results reflect outstanding performance from the residential property operations, which contributed $91 million of additional income compared with 2002. Net operating income from currently owned commercial properties increased steadily over the past two years, although the aggregate level declined as expected with the sale of partial interests in major properties.

The contribution from power generation increased by 12% due to capacity additions over the past two years. While the 2003 results were below expectations due to poor hydrology during much of the year, water levels returned to normal conditions during the fourth quarter and are exceeding expectations thus far in 2004.

Funds management continued to report increased contributions over the past two years as we continue to expand our fund offerings and assets under management, while at the same time the level of capital deployed in this sector has remained relatively constant.

BRASCAN CORPORATION 2003 ANNUAL REPORT   7

Investment income increased significantly in 2003 with the $57 million net gain recognized on the sale of our investment in Northgate Exploration.

Property gains include gains on the disposition of commercial properties, as well as lease termination gains. We recorded a $100 million gain on the sale of a 49% interest in our 245 Park Avenue commercial property.

Minority interest share of cash flow increased, reflecting the interest of those shareholdings with improved performance, principally in the real estate operations. Operating costs and taxes increased in line with the expansion in operating activities as well as to reflect cash tax payments by our U.S. home building business. These operations have been exceedingly profitable, and we expect to make continued cash payments in the future.

NET INCOME

Net income is reconciled to operating cash flow, prior to dividends from Noranda and Nexfor, to reflect non-cash items as set forth below:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002	2001
Cash flow from operations and gains	$624	$469	$388
Less: dividends from Noranda and Nexfor	(67)	(64)	(62)

	557	405	326

Depreciation and amortization	149	121	101
Taxes and other provisions	165	104	79
Minority share of non-cash items	(100)	(84)	(79)

Total non-cash items	214	141	101

Net income prior to Noranda and Nexfor	343	264	225
Equity accounted income (loss) from Noranda and Nexfor
Excluding restructuring charges and gains	72	(36)	(24)
Restructuring charges and gains	(7)	(145)	—

Net income	$408	$83	$201

Net income per share
Prior to Noranda and Nexfor	$1.61	$1.23	$1.12
Including Noranda and Nexfor	$1.98	$0.21	$0.98

Net income increased significantly in 2003. This was due to the increase in cash flow from operations discussed above, as well as meaningful improvements in the results of both Noranda and Nexfor due to improved product prices and cost efficiencies. 2002 results included a net charge of $145 million representing our share of Noranda’s restructuring charges.

Depreciation and amortization increased in each of 2003 and 2002 due primarily to the acquisition or development of additional commercial properties and power generation facilities. Proposed changes in accounting guidelines will require commercial property operations, including ours, to adopt the straight-line method for depreciation which will result in increased depreciation charges in future years.

Taxes and other provisions, which consist primarily of the non-cash tax provision, increased during 2003 due in large measure to the increased profitability of Brascan’s operations, particularly in the home building sector, and as

48   BRASCAN CORPORATION 2003 ANNUAL REPORT

a result of increased property gains. Brascan operates with significant tax losses, and expenses the carrying value of tax losses utilized during the period.

Minority share of non-cash items reflects the extent to which the foregoing charges are attributable to the shareholders of operating subsidiaries, primarily Brookfield Properties and Brookfield Homes.

Equity accounted income from Noranda and Nexfor contributed $65 million during 2003. The contribution is set out as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002	2001
Noranda
Operations	$16	$(41)	$(28)
Restructuring charges and gains	(5)	(145)	—
Nexfor
Operations	56	5	4
Restructuring charges and gains	(2)	—	—

Net income (loss)	$65	$(181)	$(24)

Cash Flow Growth and Return on Equity

We have established two principal long-term performance objectives: 12% to 15% annualized growth in operating cash flow per share over the longer term; and a 20% cash return on equity. Although we exceeded our cash flow growth target by a significant margin in 2003 and made good progress towards our return on equity objectives, we recognize that these are aggressive targets and will become increasingly difficult to achieve as our business grows. Nonetheless we are confident in our ability to achieve these goals over the next few years given the earnings visibility in a number of our businesses, our stable and growing cash flows, and our ability to redeploy capital that is currently underperforming.

	Long-Term
YEARS ENDED DECEMBER 31	Target	2003	2002	2001
Cash flow from operations per share
Including property gains		$3.21	$2.38	$2.06
Annual growth	12% to 15%	35%	16%	25%

Excluding property gains		$2.93	$2.21	$1.85
Annual growth	15%	33%	19%	11%

Cash return on equity
Book value per common share		$17.54	$14.85	$15.52
Annual return	20%	18%	16%	13%

FREE CASH FLOW

Our free cash flow represents the operating cash flow retained in the business after dividend payments to shareholders of subsidiaries, preferred equity distributions to preferred shareholders and sustaining capital expenditures, which totals approximately $45 million for Brascan common shareholders on a levelized basis. Free cash flow is typically used to pay common share dividends, invest in the business for future growth, reduce borrowings or repurchase equity.

BRASCAN CORPORATION 2003 ANNUAL REPORT   49

A summary of Brascan’s free cash flow is as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003	2002	2001
Receipts
Net operating income	$1,435	$1,214	$1,162
Dividends from Noranda and Nexfor	67	64	62

	1,502	1,278	1,224

Disbursements
Interest expense on borrowings	471	466	492
Other operating costs and taxes	88	56	51
Sustaining capital investments
Brascan	45	30	30
Minority interests	20	20	20
Distributions
Minority interests	62	55	53
Preferred equity	83	69	68

	769	696	714

Free cash flow	$733	$582	$510

Utilization of Cash Resources

The following table illustrates the utilization of free cash flow generated by our operations and financing initiatives as well as the reallocation of capital between our operating businesses and the repurchase of common equity and other shareholder interests:

YEARS ENDED DECEMBER 31 (MILLIONS)	Total	2003	2002	2001
Free cash flow	$1,825	$733	$582	$510
Less: Property gains [1]	(214)	(100)	(60)	(54)

	1,611	633	522	456

Financing
Borrowings, net of repayments	215	(125)	568	(228)
Net issuance of preferred equity	870	525	253	92
Net repurchase of common shares
Brascan	(298)	(91)	(143)	(64)
Subsidiaries	(507)	(125)	(243)	(139)

	280	184	435	(339)

Investing
Real estate [2]	(11)	(121)	(71)	181
Power generation [2]	(804)	(139)	(529)	(136)
Funds management and financial assets	(350)	(134)	(140)	(76)
Investments	(509)	(415)	(40)	(54)

	(1,674)	(809)	(780)	(85)

Common share dividends	(352)	(126)	(112)	(114)

Net generation (utilization) of cash	(135)	(118)	65	(82)
Net change in non-cash working capital balances	75	168	(115)	22

Increased (decrease) in cash	$(60)	$50	$(50)	$(60)

1	Included as proceeds under Investing

2	Excludes sustaining capital expenditures which are included in the determination of free cash flow

50   BRASCAN CORPORATION 2003 ANNUAL REPORT

QUARTERLY RESULTS

The 2003 and 2002 results by quarter are as follows:

	Q1		Q2		Q3		Q4
MILLIONS, EXCEPT PER SHARE AMOUNTS	2003	2002	2003	2002	2003	2002	2003	2002
Total revenue and gains	$667	$705	$728	$727	$835	$689	$1,140	$943

Net operating income
Real estate	193	179	191	190	222	185	235	191
Power generation	36	32	44	42	35	41	57	38
Funds management	47	36	49	37	36	35	34	32
Property gains	—	40	—	—	—	20	100	—
Investment income and other	31	29	22	22	38	36	65	29

	307	316	306	291	331	317	491	290
Expenses
Interest expense	116	114	108	118	121	121	126	113
Minority share of income before non-cash items	63	91	64	65	73	72	119	59
Other operating costs and taxes	14	13	19	14	16	12	39	17

Income before non-cash items	114	98	115	94	121	112	207	101
Depreciation and amortization	35	28	36	32	38	30	40	31
Taxes and other non-cash items	28	29	30	24	41	27	66	24
Minority share of non-cash items	(23)	(23)	(22)	(19)	(27)	(22)	(28)	(20)

Income before investments	74	64	71	57	69	77	129	66
Equity accounted income (loss) from investments	(18)	(1)	(8)	15	31	(19)	60	(176)

Net income	$56	$63	$63	$72	$100	$58	$189	$(110)

Net income per common share
Diluted	$0.23	$0.32	$0.27	$0.35	$0.48	$0.25	$1.00	$(0.71)
Basic	$0.24	$0.33	$0.27	$0.35	$0.49	$0.26	$1.03	$(0.73)

2003 and 2002 cash flow from operations are as follows:

	Q1		Q2		Q3		Q4
MILLIONS	2003	2002	2003	2002	2003	2002	2003	2002
Income before non-cash items	$114	$98	$115	$94	$121	$112	$207	$101
Dividends from Noranda Inc.	12	12	13	12	12	12	12	12
Dividends from Nexfor Inc.	4	4	4	4	5	4	5	4

Cash flow from operations and gains	$130	$114	$132	$110	$138	$128	$224	$117

For the three months ended December 31, 2003, cash flow from operations and gains increased to $224 million ($1.20 per share) compared with $117 million ($0.57 per share) in 2002. The 2003 cash flow results include the $100 million property gain from the sale of a partial interest in our 245 Park Avenue commercial property during the fourth quarter, of which $50 million accrues to Brascan after deducting minority interests. The fourth quarter results also reflect a significant gain on the sale of our investment in Northgate Exploration, included in Investment Income and Other, as well as improved power generation results due to increased water flows.

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On a net income basis, results improved significantly in the fourth quarter reflecting the growth in operating cash flow and property gains, as well as increased contributions from investments in the resource sector. The 2002 results reflected a one-time charge in the fourth quarter relating to Noranda.

BUSINESS ENVIRONMENT AND RISKS

Our financial results are impacted by the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as by macro-economic factors such as economic growth and changes in currency, inflation and interest rates.

Our strategy is to invest in high quality assets which generate sustainable streams of cash flow. While high quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and positions us to invest with confidence when new investment opportunities arise.

The following is a brief review of the potential impact these different factors may have on the company’s business operations. A discussion of the business environment and risks is also contained in our annual information form which is posted on our web site.

Commercial Properties

Our strategy is to invest in high-quality commercial properties defined by the physical characteristics of the assets, but more importantly, the certainty of receiving rental payments from the high quality tenants which these properties attract.

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in an area), the attractiveness of the properties to tenants and competition from other landlords with competitive space.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our commercial properties are subject to mortgages, which require substantial debt service payments. If our real estate operations became unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit our ability to promptly change the nature of the portfolio in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distress sales may depress real estate values in the markets in which we operate in times of illiquidity.

52   BRASCAN CORPORATION 2003 ANNUAL REPORT

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

While the outlook for commercial office rents is positive in the longer term, 2004 may not provide the same level of increases in rental rates on renewal as compared to 2003. We are, however, substantially protected against these short-term market conditions, since most of our leases are long term in nature with an average term of 10 years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall industry occupancy levels and, as a result, the net effective rents achievable by ourselves.

Our commercial property operations have insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. We continue to seek additional coverage equal to the full replacement cost of our assets; however, until this type of coverage becomes commercially available on a reasonable economic basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

Residential Properties

In the residential land development and home building businesses, markets have been favourable over the past five years with strong demand for well located building lots, particularly in the United States.

The value of land and housing assets is affected by consumer confidence, job stability and interest rates due to their impact on home buyers’ decisions. These conditions can affect consumers’ outlooks and, in particular, the price and volume of home purchases.

While recent economic conditions would normally have reduced the level of home sales, low interest rates have kept home sales near record levels over the past 18 months. A sustained drop in consumer confidence or increased interest rates would negatively affect these operations.

Power Generating Operations

Operating income from hydroelectric power generation fluctuates in relation to the availability of water and our ability to generate and deliver power to markets with the highest power rates. While changes in the level of precipitation impact the amount of power generated by individual units, the diversified locations of our hydroelectric power stations across several different watersheds in Canada and the United States help to reduce the financial impact of these fluctuations. Pricing risk is mitigated through fixed-price contracts, forward sales of electricity, and the regulated revenues we earn from our transmission and distribution business. Furthermore, the majority of our contracts are structured to ensure that we are only obligated to deliver power that we actually produce to minimize the risk of unmatched contractual obligations.

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Funds Management Operations

Our funds management operations are cash flow generating businesses which, managed carefully, should produce stable cash flows. Unfavourable economic conditions generally create a higher volume of investment and merchant banking opportunities. In addition, economic conditions which lead to higher interest rate spreads between funds borrowed and funds loaned out, also have a favourable impact on cash flows. The stability of the cash flows will increase as we expand the scope of our funds management activities. Severe economic conditions can, however, have a major impact on profitability. Since we operate largely within our areas of expertise, we are prepared to assume ownership of and operate most assets which we finance. As a result, should it be necessary to acquire financed assets, we are generally able to do so at a lower cost than if these assets were purchased through the capital markets.

Investments

Investments consist largely of equity interests in Noranda and Nexfor, which are owned 42% and 43% respectively, by Brascan. Both of these investments are cyclical in nature. Their products are primarily sold in the United States, Europe and Asia. As a result, fluctuations in the level of economic activity in these markets influence the demand for and prices of the resource products produced by Noranda and Nexfor.

With the increase in commodity prices over the past year, our share of the earnings of these investments improved substantially during 2003 and are expected to increase dramatically in 2004.

Execution of Strategy

Our strategy for building long-term shareholder value is to develop or acquire high quality assets which generate sustainable and increasing cash flows, with the objective of achieving higher returns on capital invested over the long term.

As part of our growth strategy, we endeavour to maintain a high level of liquidity in order to invest on a value basis when attractive opportunities arise. This entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will be able to continue to acquire or develop additional high quality assets at attractive prices to supplement growth from our existing assets.

The successful execution of a value investment strategy requires careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties being experienced in the particular industry. Our diversified business base and the sustainability of our cash flows provide an important element of strength in executing this strategy.

The conduct of our business and the execution of our growth strategy rely heavily on teamwork. We believe that cooperation between our operations, as well as our team-oriented management structure, enable us to respond promptly to opportunities and problems when they arise.

54   BRASCAN CORPORATION 2003 ANNUAL REPORT

Management stability is achieved by encouraging senior executives to hold substantial share ownership in the company. However, declining share prices may on occasion encourage executives with shorter term objectives to leave. This can lead to a loss of business momentum unless management changes are quickly and effectively implemented. There is no certainty that management changes will always be successfully implemented.

OUTLOOK

We are optimistic as we review the outlook for our operations in 2004. The global economic environment has strengthened, although there are also conditions that warrant continued caution.

We believe that each of our operations is well positioned for growth. In the real estate sector, the leasing markets relevant to us are improving slowly, although we are planning our affairs with the expectation that a sustained recovery in rental rates does not commence until 2005. Fortunately, our strong tenant lease profile and low vacancies give us a high level of confidence that we will achieve our growth targets in 2004. Furthermore, we will benefit from the completion of our 300 Madison Avenue office project in late 2003 and the acquisition of the 1625 Eye Street property in Washington, D.C. in late 2003.

Residential markets remain exceptionally strong in our areas of operation. As we go to print, we have in hand over 50% of our planned home closings for all of 2004. Accordingly, we expect another strong year in this business. Real estate services continue to benefit from the buoyant commercial and residential markets. We expended considerable effort to strengthen these operations during 2003 and finished the year with strong momentum. We see this carrying into 2004 and, accordingly, look for continued increases in the contribution from these operations.

Our power operations have benefited from greatly improved water flows since September of 2003. We expect cash flows to increase due to the acquisitions made during the past three years. A return to long-term average water conditions will significantly improve the results from these operations compared to 2003.

We have been steadily building our funds management operating platform by increasing the resources devoted to these operations and establishing new funds. During 2004, we will be concentrating on investing the new capital committed by us and by our partners. We expect to achieve this over the course of the year, based on the deal flow we are currently experiencing. This should positively impact our results in 2004.

We have discussed elsewhere in this report our activities with respect to Canary Wharf Group, plc and Noranda Inc. An acquisition of Canary Wharf on the basis that is currently contemplated will provide us with a major interest in an outstanding group of assets for a relatively modest capital outlay. We would expect this investment to have little impact on cash flows in the near term, while providing the potential for significant returns over the longer term.

BRASCAN CORPORATION 2003 ANNUAL REPORT   55

With respect to Noranda, the dramatic improvement in metal prices following completion of its operational and financial restructuring should result in strong earnings being recorded from this investment in 2004. Similarly, Noranda’s improved position increases the liquidity of our investment position and the potential for enhancing our returns on capital.

Nexfor is continuing to experience extremely strong OSB prices, which are likely to result in significant operating margins for the first part of 2004 in relation to the comparable period in 2003.

Our cost of capital is expected to remain substantially unchanged in 2004. We intend to reduce our floating rate interest profile in anticipation of rising interest rates. Although this may result in higher borrowing costs, we believe this will prove to be beneficial over the longer term. We expect to achieve this by continuing to issue long-term, fixed-rate capital where possible, and by adjusting the interest rate profile of our existing debt and financial assets.

Needless to say, there are many other factors that will impact our performance in 2004, both positively and negatively. We have described the principal risks earlier in this report, and we will continue to manage our business in order to withstand market fluctuations, for example, through the use of long-term revenue contracts and long-term financings. It is this measured approach to business that gives us the confidence that we will meet our 2004 performance objectives with respect to cash flow growth and value creation.

February 11, 2004

56   BRASCAN CORPORATION 2003 ANNUAL REPORT